EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 29, 2004	February 28, 2003	Year Ended May 31,
			2003	2002	2001	2000	1999

Earnings:
Income before income taxes	$676	$887	$1,338	$1,160	$927	$1,138	$1,061
Add back:
Interest expense, net of capitalized interest	93	94	125	143	155	121	111
Amortization of debt issuance costs	3	3	4	4	2	1	9
Portion of rent expense representative of interest factor	532	539	713	710	667	625	571

Earnings as adjusted	$1,304	$1,523	$2,180	$2,017	$1,751	$1,885	$1,752

Fixed Charges:
Interest expense, net of capitalized interest	$93	$94	$125	$143	$155	$121	$111
Capitalized interest	8	13	16	27	27	35	39
Amortization of debt issuance costs	3	3	4	4	2	1	9
Portion of rent expense representative of interest factor	532	539	713	710	667	625	571

	$636	$649	$858	$884	$851	$782	$730

Ratio of Earnings to Fixed Charges	2.1	2.3	2.5	2.3	2.1	2.4	2.4